

June 8, 2011

Randy A. Ramlo
United Fire Group, Inc.
118 Second Avenue S.E.
Cedar Rapids, Iowa 52407-3909

> **Re:** **United Fire Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 25, 2011**
> **File No. 333-174491**

Dear Mr. Ramlo:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Pending No-Action Request

1. It appears that United Fire & Casualty Company has a pending no-action request filed on May 25, 2011. We are currently processing this no-action request. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the no-action request.

Documents Incorporated by Reference, page 29

2. Please revise this section to incorporate by reference the Form 8-Ks filed by United Fire and Casualty Company on March 17, 2011, March 28, 2011, March 30, 2011, April 15, 2011, May 19, 2011, May 25, 2011 and May 31, 2011. See Item 12(a)(2) of Form S-3.

<u>Signatures, page II-6</u>

3. Please designate which signatory is signing as your principal accounting officer or controller. If an officer is signing in more than one capacity, such as principal financial officer and controller, then you should indicate that the officer is signing in both capacities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nandini Acharya at (202) 551-3495 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Michael K. Denney, Esq.
         Bradley & Riley PC
         2007 First Avenue S.E.
         Cedar Rapids, IA 52406-2804